EXHIBIT (a)(5)(C)





   TRANSCRIPT OF CONFERENCE CALL HELD ON MAY 19, 2004, TO DISCUSS ACQUISITION
            OF ALARIS MEDICAL SYSTEMS, INC. BY CARDINAL HEALTH, INC.



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CORPORATE PARTICIPANTS

JIM HINRICHS
CARDINAL HEALTH - VP OF IR

BOB WALTER
CARDINAL HEALTH - FOUNDER, CHAIRMAN, CEO

DAVE SCHLOTTERBECK
ALARIS MEDICAL SYSTEMS - DIRECTOR, PRESIDENT, CEO

GEORGE FOTIADES
CARDINAL HEALTH - PRESIDENT, COO


CONFERENCE CALL PARTICIPANTS

LARRY MARSH
LEHMAN BROTHERS - ANALYST

CHRIS MCFADDEN
GOLDMAN SACHS - ANALYST

BRANDON FAZIO
MERRILL LYNCH - ANALYST

GLEN SANTANGELO
CHARLES SCHWAB - ANALYST

JOHN KREGER
WILLIAM BLAIR - ANALYST

JOHN RANSOM
RAYMOND JAMES - ANALYST

ANDY SPELLER
A. G. EDWARDS - ANALYST

JAMES LANE
ARGUS PARTNERS - ANALYST


PRESENTATION


OPERATOR

               Good morning. My name is Miles, and I will be your conference facilitator today. At this time, I would like to welcome everyone to the Cardinal Health acquisition of ALARIS Medical Systems conference call. All lines have been placed on mute to prevent any background noise. After the speaker's remarks, there will be a question-and-answer period. (OPERATOR INSTRUCTIONS).


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               I would now like to turn the call over to Mr. Jim Hinrichs.  Sir, you may begin your conference.

JIM HINRICHS - CARDINAL HEALTH - VP OF IR

               Thanks, Miles. Good morning, everyone. Thanks for joining us today. In a few minutes, we will begin to discuss the announcement today of Cardinal Health's acquisition of ALARIS Medical Systems. We did put out a press release this morning. If anyone does not have a copy of the press release, they can access it on the Internet at Cardinal Health's Investor Relations center at www.cardinal.com.

               Today on the call, we will have speaking Bob Walter, the Chairman and CEO of Cardinal Health; George Fotiades, the President and COO of Cardinal Health; and Dave Schlotterbeck, the President and CEO of ALARIS Medical Systems. Before we turn it over to them to make their remarks, I would like to make a few announcements. First of all, during the Q&A session we ask that you limit yourself to one question, so we can get as many people in as possible within the time allotted. If you have additional questions, you can re-enter the queue.

               Second, please remember that today's call may include forward-looking statements, which are subject to risks and uncertainties which could cause actual results to differ materially from those projected or implied. The most significant of those uncertainties are described in Cardinal Health's and ALARIS Medical Systems' SEC filings and the exhibits to those filings. Cardinal Health and ALARIS undertake no obligations to update or revise any forward-looking statements. In addition, you are referred to the disclosure at the end of the press release about where you can get more information regarding Cardinal Health and ALARIS Medical Systems and the proposed transaction.

               Finally, recording and/or rebroadcast of this call is expressly prohibited. We will have a replay available starting tomorrow.

               So, having said all of that, at this time, I would like turn the call over to Bob Walter to begin today's discussion. Go ahead, Bob.

BOB WALTER - CARDINAL HEALTH - FOUNDER, CHAIRMAN, CEO

               Good morning. I am very pleased to announce the $2 billion acquisition of ALARIS Medical Systems. But before I tell you why I am so excited about this, I want to give you a little bit of history, to allow you to evaluate this transaction.

               I have been talking actively for way more than a year about some of these elements. First, the importance of deployment of capital for Cardinal. Second, about the importance of the focus on our hospital and the distinct advantage and the breadth that Cardinal has in the hospital marketplace. And that hospital business for Cardinal is 50 percent of our operating earnings; that's where we make 50 percent of our operating earnings. Third is I've talked about investing in space that is complementary to Cardinal, especially around medical products and the service area. I've talked about international expansion, about proprietary technology; in short, this is a fit with everything you should have expected from Cardinal.



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               We have known ALARIS and their product offering for a long period of time. Keep in mind, we are all around them in the hospital marketplace, and they are the market leader. So this was an orderly process, consistent with Cardinal's history of disciplined strategic expansion through acquisition. Additional contact with ALARIS regarding a potential acquisition was late last year.

               So why am I so excited about this transaction? It is a meaningful acquisition that meets all of the three criteria for successful acquisition, and I have outlined those criteria to you in the past. One, strategic continuity; two, outstanding management and cultural fit; and three, a transaction that adds value to Cardinal shareholders in the short and long term. So on these three criteria, I am going to grade this acquisition. I won't give any superlatives above A, as I am, frankly, a fairly hard grader.

               The first one, strategic fit. This is the market leader, about a one-third share of market in the United States, and gaining market share. They are number one in over 20 countries outside the United States. It's a focus on a hospital business. They are the technology innovation leader; hence, they are growing their share of market in their instrumentation, the pumps. The pumps lead to a consumption of the disposable business once installed. So it's a revenue base of $530 million, the pumps being about one-third that the intravenous instrumentation and the disposable or the administrative sets which connect the IVs to the pumps and then onto the patient. The disposable sets are two-thirds of the volume, and most of those administrative sets are proprietary to ALARIS pumps.

               Their business model is analogous to the razor/razor blade model. But there is an important distinction. Both the pumps and the disposables have high margins. There is no giving away the razor to sell the blades here. The business model contemplates long-term contractual relationships with our customers.

               So the fit. It's around the customer, the hospital; it's around services that we provide to that customer - distribution, other customer services, consulting, information. George is going to cover that in much more detail. It's also around functional capability of Cardinal, our manufacturing, our assembly and the overlaps that we will have with ALARIS. This is about an international expansion, 30 percent of revenues for ALARIS are outside the United States.

               So the final grade, in my estimation, on the strategic fit - I would give us a solid A. I say that with, I think, appropriate humility.

               The second element of a successful acquisition is the people. This is an excellent management team. It has got a great leader in Dave. They are very buttoned up, they are extremely well-organized, responsive and transparent in the due diligence process. An important thing that I want to say about this team - and we have traveled all throughout the group - is this management team has a clear, cohesive vision. And we don't get that all of the time, when we travel and we talk to people in different parts of companies. They have a very competitive spirit, which is our spirit, and we like that.

               So with regard to the people, I give us a grade of A.



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               The third  element,  the  financial  aspect.  We are deploying $2 billion, and this is a meaningful deployment of capital. On a stand-alone basis, we're confident that this Company on a stand-alone basis would have grown their operating earnings in the high teens to 20 percent, and with a very high return on capital. Now, that's on a stand-alone basis. Let's talk about combined with Cardinal.

               The synergies are large,  achievable  and  near-term.  And that's because of the intense connectivity to Cardinal, to the Cardinal operations that offer easily identifiable synergies, revenue enhancements and leveraging Cardinal's infrastructure. And George will cover that in detail. Synergies will be meaningful in year one, but significant by year three. Expects synergies to be $80 to $100 million by year three, which means by year three, the synergies will be equal to more than 50 percent of the operating earnings of the Company if it were on a stand-alone basis.

               As a percentage, this is as significant a contribution from synergies as any acquisition that I can remember. This is a strong cash generator; it's not a cash consumer. So with rising earnings, returns on capital will exceed Cardinal's weighted average cost of capital before year three, and will continue to rise. The source of the earnings - long-term contracts, disposables, recurring revenue. We have a high confidence level in this.

               So, from a financial standpoint, I think we deserve another A. So
in  a  racehorse   sense,  I  would  call  this  winning  the  Triple  Crown  in acquisitions, a three-for-three.

               Regarding the details of the transaction, ALARIS will become a wholly-owned subsidiary of Cardinal Health in a two-step transaction. Cardinal Health will make a cash tender offer to acquire all of the outstanding shares of ALARIS common stock, at a price of $22.35 per share. ALARIS' largest shareholder, about 65 percent ownership, has already agreed to tender his shares into the cash tender offer under a separate agreement. The tender offer will he followed by a merger in which the holders of the remaining outstanding shares of ALARIS common stock will also receive $22.35 per share in cash. The deal is subject to customary regulatory clearance and other conditions.

               Since we don't anticipate issues associated with obtaining the requisite approvals, we expect to complete the transaction within the next six weeks, which is right around our fiscal year end of June 30th.

               Let me talk about the financing. Obviously, Dick Miller is leading the show here, and he has put this together. If Dick were on the call, if he was able to be on the call, this is what I believe he would say. We need $2 billion in 30 to 45 days. So how are we going to get the $2 billion? The sources - up to 50 percent of the $2 billion will come from cash on our balance sheet at June 30th, which is available to us on a permanent basis to invest in this transaction. So the first hit is our cash flow will be substantially larger than you are anticipating for our fourth quarter.

               The second, the balance of the $1 billion, will come from short and medium- term debt. This has already all been arranged. The repayment of this debt - I would remind everybody that our cash flow expectations over the next three years is free cash flow



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approaching $5 billion. So that $1 billion from borrowing we would expect to pay back from existing cash flow in our businesses, free cash flow, which means we will fund all the other activities from a free cash flow in the very first year. So therefore, I think Dick would just say we can handle this transaction.

               Let me give you my conclusions and takeaways for you. One, this is a no-roaming-around story for Cardinal. Again, we know this territory; it is a perfect fit for us. Second, this meets all three of the criteria for a successful acquisition. Third, it's easily financeable. Fourth, there is a very high probability of success, which - what I mean by that is value creation. And lastly, this is business as usual for Cardinal. We have many opportunities out there for us. We are on the offensive. This reflects the confidence of management and the Board of Directors to move forward with a transaction of this size.

               I would like to turn this over to Dave, at this point.

DAVE SCHLOTTERBECK - ALARIS MEDICAL SYSTEMS - DIRECTOR, PRESIDENT, CEO

               Thanks, Bob. I am extremely enthusiastic about joining up with Cardinal Health, and I really believe that this event is going to significantly accelerate our ability to define and develop the medication safety market on a global basis. We remain committed to maintaining our leadership and momentum, but quite frankly, the opportunities that have been brought about by our new technologies are expanding faster than the resources we have to pursue them. So joining Cardinal Health is going to help assure that ALARIS continues to drive the medication safety market through ongoing, rapid introduction of new products, leveraging our insights that have been gained at the patient bedside, continuing our market leadership with first-to-market product introductions of information and technology platforms that contribute to the improved outcomes for patients, the continued enhancements to our comprehensive line of disposables.

               I would say that, after entering into discussions with Cardinal Health, it became clear that we do have a shared vision of what the medication safety market can become, as we add more and more value for clinicians and patients. I couldn't help but to notice that our cultures and beliefs and approach to the market are in very, very close alignment. Also, that Cardinal Health has insights that are additive to our own. And our ability to compete against very large companies that have been eyeing our market space is going to be significantly enhanced by this acquisition.

               It's also clear that we're going to be able to develop an even more robust product offering by being part of Cardinal Health, and our direct sales force is going to be able to be much more leveraged, as a result. We are bringing resources to Cardinal Health that are of important strategic value, including our strong presence in markets outside the United States. And this gives us comfort that ALARIS is going to have significant visibility within Cardinal Health.

               I can tell you that our entire senior management team is excited about this new opportunity, and I am going to continue to lead that team and the Company after the acquisition. I expect an efficient and relatively uncomplicated integration process that both companies are



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going to be involved in managing. We remain committed to our 2004 game plan, and that includes the introduction of 23 new major products on a global basis this year.

               I want to add that I really take a lot of pride in what the employees of ALARIS, the men and women, have accomplished during the past three years, in orchestrating one of the real successes in health care and medical devices. We are joining Cardinal Health at an opportune time, for them and for us, because the market is ready for the development and the positioning of ALARIS to assert our leadership.

               Continuing  along this line, we have had great success  competing against far larger companies. And I would add, on a global basis, almost every competitor that we have is much larger than us. These companies have bundled their IV medication delivery systems with fluids and other products, and we have been able to win that battle and take market share, as Bob mentioned, because of our superior technology. Now, we can make our technology part of the comprehensive integrated solutions provided by Cardinal Health, and this should lead to even faster growth for us.

               I believe that in the months and years ahead, you will see previously unimagined levels of success for our organization, and I'm very much looking forward to my role in helping Cardinal Health realize its strategic goals for the overall medication safety market. With that, I'll turn it over to George.

GEORGE FOTIADES - CARDINAL HEALTH - PRESIDENT, COO

               Thank you, Dave. It's great to he here with Dave in San Diego, where we're about five minutes away from our Pyxis operations, as well as our sterile pharmaceutical development operations for PTS.

               I might want to add a few points to what Bob said earlier, about why we're very enthusiastic about the deal. First of all, it expands our presence at the hospital, which is a significant strategic focus, and as we said, represents over 50 percent of Cardinal Health's operating earnings. This is a complementary addition to our offering, and would go to market along with our integrated provider solutions group, led by Ron Labrum, which includes medical products and services, our clinical consulting group, as well as Pyxis. When you think about it today, we are engaged in virtually every aspect of the oral dosage form at the hospital. We manufacture oral dosage forms, we distribute it, we dispense through our Pyxis systems, captured data, and consult around that data.

               On the intravenous form, we distribute; we also manufacture oral dosage forms and provide consulting services, as well, around that. We have not been involved in the delivery and dispensing of the IV form, so ALARIS helps complete us in this opportunity. We have a great business model, and ALARIS has a model that we're very familiar with. When you think about it, their medication safety systems are analogous to our Pyxis model, and their disposable business is very analogous to our MPS model. So obviously, there will be sonic synergies there, as we put these businesses together.

               The second major point is that this dramatically enhances our international presence, particularly in Europe. ALARIS has about one-third of their revenue outside of the


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U.S.,  primarily  focused in Europe.  Cardinal  Health Europe today has over 1.5 billion in revenue, and PTS and the medical products group combined have about 5,000 employees in Europe. ALARIS will give us a much bigger channel there that can help build both the MPS business and the Pyxis business with a direct selling organization. In particular, the UK will be the biggest market, and it will be our largest market outside the United States. It's the medical products business' largest market, it's ALARIS' largest market, and they are the market leader there. And in our Martindale line of products, that came as part of the Intercare acquisition, is a major player in sterile generic products delivered to the hospital market, many of them in a pre-filled syringe format, which is used in the medication safety systems that are broadly used within Europe.

               The third point I want to emphasize is that Cardinal Health and ALARIS combined is going to accelerate and add critical mass to our patients' safety strategy and bedside technology. Medication errors today -- when you analyze them, about 50 percent of medication errors occur at bedside administration. Over 60 percent of those errors are IV-related, the balance being in the oral medication area. So our combined capabilities in both of these dosage form areas will address, really, the total opportunity of medication safety at the bedside.

               Long term, we know that there is going to be only one computer around the bedside. We have started down that pathway with PatientStation. ALARIS is there, as well. Combined, it will give us more complete productivity around the delivery of essentially all medications. On the data capture area, again, we can become even more compelling in the services we provide in clinical consulting.

               Let me wrap up with some discussion around synergies. Bob made reference to the fact that by year three, we see $80 to $100 million in synergies that are both the area of revenue as well as what I would characterize as capacity utilization. In the manufacturing area, we both are in the assembly business -- Pyxis, our Medical Products and Services business and the ALARIS systems. Sterilization -- we have a large in-house terminal sterilization capability. It is a capability that ALARIS currently outsources. There is another opportunity to leverage our infrastructure. Our distribution business that can help bring ALARIS products to the marketplace. And the service area -- we have a huge service organization that handles Pyxis at the hospital -- again, an opportunity for ALARIS to combine with Pyxis to provide a comprehensive service offering. Pyxis has spent years developing sophisticated interfaces with hospital IT systems -- again, a capability that can be leveraged by ALARIS. I talked about the pre-filled syringe capability we have that can work with the ALARIS medication safety systems, particularly in Europe. And then of course, there is the team selling opportunity as we sell the bundle of our combined products to the hospital network. So this is a real and specific list of synergies. And of course, that is in addition to the international opportunity that we talked about, as well as how we advance our patient safety strategy long term.

               Final point around the leadership team -- I would only be echoing Bob's comments about what a superb team it is, and that they will be becoming an important part of Cardinal Health management after acquisition. Dave will be become a part of the Cardinal Health leadership team. And speaking for all the management at Cardinal Health, we welcome him and his team and look forward to working with them into the future.

               Now, with that, we will turn this over to questions.



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QUESTIONS AND ANSWERS

OPERATOR

               (OPERATOR INSTRUCTIONS). Larry Marsh, Lehman Brothers.

LARRY MARSH - LEHMAN BROTHERS - ANALYST

               My question really has to do with Dave's role within the Company. Certainly, ALARIS has some real momentum, as demonstrated in their expanded gross margins and growing (ph) sales, certainly very profitable. I was curious; I know that -- I guess Dave is reporting straight up to George. Has there been a determination as to which of the divisions ALARIS will be part of at this point, or not?

GEORGE FOTIADES - CARDINAL HEALTH - PRESIDENT, COO

               Larry, this is George. Let me really say this now, because we talked about it. ALARIS' synergies with Cardinal cut across all of Cardinal Health. This is why we are having this report to me; it gives an opportunity for us to look at all of the opportunities across the different groups. Ron Labrum, myself, Dave, the Pyxis group are all, obviously, very anxious to be able to look at integrating ALARIS into all the different things we can do across Cardinal. We have not made any -- from a financial reporting perspective, we have not made any final determination of whether we put this into automation, information systems or MPS. The important point is that this is really a Cardinal Health opportunity. But once the deal closes, we will make the final determination.

LARRY MARSH - LEHMAN BROTHERS - ANALYST

               Okay. Got it. And just as a point of clarification, I know ALARIS went through a recapitalization this past year. Just a little bit of elaboration on the background, the cost-of-capital structure. I know ALARIS signed, I guess, a relationship with McKesson Automation for one hospital this past year. I was curious if that was going to continue or not?

DAVE SCHLOTTERBECK - ALARIS MEDICAL SYSTEMS - DIRECTOR, PRESIDENT, CEO

               Larry, we did redo our capital structure in the middle of last year. And that involved buying back all of our high-priced debt and issuing new debt that was public, at much better rates. It dramatically improved our bottom line as a result. At the same time, we issued another 10 million shares, and the proceeds from that were also used to pay down debt. I think our all-time high in debt a few years ago -- or maybe it was December of '02 -- was about 525 million. Right now, we're carrying about 340 or 350 million. So this recapitalization has made a huge difference in providing us flexibility, up to this point in time. And that's really what that recap was all about, was improving our bottom line.

               To your question on -- I'm sorry; can you repeat your second question?



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LARRY MARSH - LEHMAN BROTHERS - ANALYST

               Sure. I know -- I remember you guys announced, maybe last year, a relationship with McKesson Automation --

DAVE SCHLOTTERBECK - ALARIS MEDICAL SYSTEMS - DIRECTOR, PRESIDENT, CEO

               Right.

LARRY MARSH - LEHMAN BROTHERS - ANALYST

               -- for patient safety. I was curious if that was going to continue or not.

DAVE SCHLOTTERBECK - ALARIS MEDICAL SYSTEMS - DIRECTOR, PRESIDENT, CEO

               We actually announced that relationship, I think, near the end of either -- 2001. And my intention, as is Bob's And George's, is that we would very much like to continue that relationship with McKesson. This is a very sophisticated new product that we are bringing to market, and you had mentioned that it is live in one hospital. That is essentially a beta site, where we are working out the bugs, and it us coming along very, very nicely; and over time, I see us having this same opportunity to do that same type of thing with Pyxis.

BOB WALTER - CARDINAL HEALTH, - FOUNDER, CHAIRMAN, CEO

               Okay. Let me move to another question, but I am going to comment on a couple of things quickly. What is considered low-priced debt to some might be considered high-priced debt to others. So we have an opportunity to address that. I know Dave knows that. This is also a cash generator, I want to mention to you.

               The last thing is about the McKesson relationship. We will, obviously, honor every element of that contract, but don't necessarily believe that the purpose behind that and what we're trying to accomplish requires that these are exclusive relationships. And so I think we will get along fine with our friends in San Francisco on this. Can we have another question?

OPERATOR

               Chris McFadden - Goldman Sachs.

CHRIS MCFADDEN - GOLDMAN SACHS - ANALYST

               Good morning, And thanks for the detail in your prepared comment. A couple of questions, if I could, slightly off the point. Bob, would you be willing to provide any comments relative to either the audit board's announced inquiry and/or the SEC formal investigation which was disclosed late last week?

               And then, secondarily, you suggested in your prepared comments, or certainly highlighted that cash flow for the fourth fiscal quarter looked to be slightly ahead, I think was your words, of kind of where people might be thinking. Could I get you to comment maybe on



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how earnings and EPS for the quarter -- are they on a similar trajectory to what sounds like a better cash flow performance?

BOB WALTER - CARDINAL HEALTH, - FOUNDER, CHAIRMAN, CEO

               Okay. Let me just do the last one, because it's pretty easy. I think I said that our cash flow was substantially ahead, and I think we needed to talk about that now, because that's -- I want to define our source of earnings. And second, with regard to earnings, we're not changing, at this point, anything that we have said in the past with regard to earnings.

               Regarding the more information about the SEC or the audit committee investigation, we have provided a very broad and comprehensive description of both. At this point, I am not able to expand on Sunday's press release. But I will say, if I thought there was anything else required to report, I would report it immediately. But I am not anticipating any meaningful announcement anytime soon. We have been, and intend to provide all required information, documents and have extensive conversation in the future with the SEC. And we expect that these investigations will take a while, which is common. And we support their thoroughness, and need to be careful and diligent. And so Cardinal is a large organization, and so I guess that would address the SEC aspect of it.

               Can I have a third question?

OPERATOR

               Tom Gallucci, Merrill Lynch.

BRANDON FAZIO - MERRILL LYNCH - ANALYST

               Actually, Brandon Fazio for Tom. Just a couple of questions. Is there any distribution contracts that you might have in MedSurge (ph) that you distribute, I guess, for ALARIS' competitors, that may be any issues there? And I guess, in terms of your revenue synergy opportunities, obviously there's some Allegiance products and Pyxis products that you can sell through ALARIS' direct sales force, I guess, especially on the international side. Can you maybe talk about those products and maybe your ability to, I guess, support those products at an international level?

BOB WALTER - CARDINAL HEALTH - FOUNDER, CHAIRMAN, CEO

               Let me ask Dave to answer that question, please.

DAVE SCHLOTTERBECK - ALARIS MEDICAL SYSTEMS - DIRECTOR, PRESIDENT, CEO

               There's significant opportunities here to sell Cardinal products through our direct sales presence internationally. We have direct operations in 13 countries outside of the United States, and we are very much looking forward to that level of revenue enhancement.

BOB WALTER - CARDINAL HEALTH - FOUNDER, CHAIRMAN, CEO

               Okay. Are there any -- I'm sorry.

DAVE SCHLOTTERBECK - ALARIS MEDICAL SYSTEMS - DIRECTOR, PRESIDENT, CEO

               I can answer the first question that was asked. We don't expect any issue with respect to our other relationships with people who compete with ALARIS. We provide a distribution capability and a logistics service which we intend to continue to provide. There are ample situations where we manufacture products that compete with those that we distribute for as well, so we have been there before. And certainly, again, going forward in the future, we intend to continue to provide that capability.

BRANDON FAZIO - MERRILL LYNCH - ANALYST

               And I guess, in terms of revenue synergies, are those more towards the tail end of the '07 target, or do you think there is a meaningful amount you can get up in fiscal '05?

DAVE SCHLOTTERBECK - ALARIS MEDICAL SYSTEMS - DIRECTOR, PRESIDENT, CEO

               Well, I don't know if it's -- I think in both, from the revenue and utilization standpoint, there are ones that will be begin to be developed and worked on very quickly. I think, for example, the international side is something that we will begin to address very rapidly. I think, looking at our capability to put together the bundle to the hospital, we can look at -- will be looking at it very quickly. So I think, from both the revenue and utilization standpoint, these are ones we can get at right away.

BOB - WALTER - CARDINAL HEALTH - FOUNDER, CHAIRMAN, CEO

               Okay. Chris, I'm not sure I was totally responsive on one aspect of your question about both the SEC and the audit committee, because I did not address the audit committee aspect of the investigation.

               First of all, I would say the audit committee is complementary to the SEC investigation. It's certainly more limited in duration to the SEC investigation, just -- and it was prompted by documents being collected during the SEC submission. The audit committee wants to understand fully the intent of any and all documents, and we will be -- they will be issuing a separate report to the SEC, and we will share those immediately with them. So that addresses that aspect of it.

               Any other -- next questions?

OPERATOR

               Glen Santangelo, Charles Schwab.

GLEN SANTANGELO - CHARLES SCHWAB - ANALYST

               Just a quick question, maybe, for Dave. Is it still fair to say that your primary competitors this business are Abbott and Baxter or the spinout of Abbott? And just sort of what are these companies doing to stem the erosion of the market share which you seem to be gaining? And then, sort of along those lines, I'm just trying to get a sense for how big you think the market opportunity is here, and what type of market share do you have today, and where do you think you hope to get to over the next couple of years?

DAVE SCHLOTTERBECK - ALARIS MEDICAL SYSTEMS - DIRECTOR, PRESIDENT, CEO

               Well, what we have seen us that our technology has led the market. We have seen some responses out of Baxter and Abbott in the United
States.  But additionally,  I'd point out we compete with B. Braun and Forsenius
(ph) outside of the U.S. We have maintained a strong technology leadership, and I expect that joining up with Cardinal Health will literally accelerate our market-share growth, as we are then able to offer with Cardinal a much broader product line.

GLEN SANTANGELO - CHARLES SCHWAB - ANALYST

               Do you know where that share is today, and where you think you can go to?

DAVE SCHLOTTERBECK - ALARIS MEDICAL SYSTEMS - DIRECTOR, PRESIDENT, CEO

               Well, in the U.S., we have about a third of the market, in terms of the installed base. Globally, my estimate is about 25 percent. Our internal business plan projections had called for picking up about a share point per year. And you look -- that's a pretty significant gain for the installed base. I would not be at all surprised if we could double or triple that.

OPERATOR

               John Kreger, William Blair.

JOHN KREGER - WILLIAM BLAIR - ANALYST

               Thanks. Another question for Dave, just to follow up on that. Can you just tell us a little bit more about the dynamics of the pump market? Is there growth in the total number of installed base, or is this purely a replacement cycle?

               And can you also give us a sense about what your installed base is at this point?

DAVE SCHLOTTERBECK - ALARIS MEDICAL SYSTEMS - DIRECTOR, PRESIDENT, CEO

               The market that we compete in, the IV delivery market, is growing at about 2 to 3 percent annually. And so the fact that we have been able to report 15 percent growth on up is really a result of two things. It's increasing our market share, and expanding our addressable market from our strategy with products that improve patient safety at the bedside.

               My estimate of our installed base of units around the world for all of the types of products that we have been selling is in the neighborhood of probably 400,000 or 500,000 units, about two-thirds of which are using disposables.

OPERATOR

               John Ransom, Raymond James.

JOHN RANSOM - RAYMOND JAMES - ANALYST

               I just wanted to follow up a little bit on the SEC and accounting issues, with respect to this transaction. A couple of questions, and I apologize if these are not particularly comfortable questions. But first of all, did the swirling issues around this accounting cause any flinching at a Board level, or internally, that, geez, maybe this is not the best time to add a new acquisition?

               And secondly, is there any thought about, on a go-forward basis, accounting that may be different, more conservative than what maybe was done in the '90s?

BOB WALTER - CARDINAL HEALTH - FOUNDER, CHAIRMAN, CEO

               John, I have no problem with you asking what you perceive as difficult questions. I don't perceive this as a difficult question, or I'm not uncomfortable answering it. First of all, I can't go down, in any way, a path of giving any preliminary or partial analysis around our announcement. It's just not appropriate. Don't read anything, positively or negatively, into that statement. I do think that you should conclude, and I said purposefully in the call, that this is business as usual at Cardinal, that we have been responsive to all requests for information, and we're well organized to do that. And so from the ALARIS transaction standpoint, we just view that as completely separate from this investigation, and supporting that. And frankly, or certainly, the Board always looks at all of the matters that are affecting the Company at that time, whether it's in the financial markets or regulatory or anything else. Of course, they would look at all that stuff. They view that this is an appropriate transaction. They view the opportunity as outstanding. They think this is building shareholder value, the Company is in a good spot to do it, and so it was certainly very well vented with the Board in many meetings. And what I said, I think, in my prepared remarks is that you should view this as reflective of both management's and the Board's confidence, taking into -- of the transaction -- confidence in the Company, Cardinal, taking into consideration the transaction itself and the environment in which we are sitting. So that's as responsive as I think I cant be.

JOHN RANSOM - RAYMOND JAMES - ANALYST

               And just so we - maybe we can anticipate this - what do you think in future quarters - is this the approximate size of the acquisition - related charges will be? And will those be spaced in a quarterly fashion, or do you think you might take those all at once? (multiple speakers).

BOB WALTER - CARDINAL HEALTH - FOUNDER, CHAIRMAN, CEO


               Well, we will follow whatever the appropriate accounting for that will be. Dick is not on the call right now, and I would rather Dick kind of cover that, which we will cover as soon as we can, as soon as we, you know, pull all that together. But right now, I'm not in a position to get into detail on that.

OPERATOR

               Andy Speller, A.G. Edwards.

ANDY SPELLER - A.G. EDWARDS - ANALYST

               I was hoping to get a little more color around the synergy number. In previous deals, it's been more cost-reduction-related. It sounds like here, most of what you're talking about is either margin enhancement and/or increased revenue transactions associated with this deal. Can you just give us some color in terms of how we should look at the synergies? And would you expect a large amount of the synergies coming from any sort of cost issues?

BOB WALTER - CARDINAL HEALTH, - FOUNDER, CHAIRMAN, CEO

               Yes. Andy, let me address that. First of all, the majority of the -- I just want to be explicit. The majority of the savings are not around revenue enhancements, although we believe that they are meaningful.

               And so let me ask if George would kind of cover the categories. And we are not trying to put numbers on every category. But just generally, George, could you put a little more meat on the bones on the synergies?

GEORGE FOTIADES - CARDINAL HEALTH, - PRESIDENT, COO

               Well, first of all, as an overall comment, Cardinal Health is not in the intravenous medication safety system business, so we're not duplicating any of the capabilities that we have in place today. But let me talk about the things which I would characterize as infrastructure or capacity utilization opportunities, first, because those are assumptions that are real, and we obviously are working today to quantify those, and put in place the integration teams that will work against this. We're both in the business of assembling kits that go into the marketplace, whether it's Pyxis or Medical Products and Services or ALARIS. So there is a range of capacity that we have got, some in which we need access to capacity, some in which ALARIS needs access to capacity, which we can make better use of, very quantifiable.

               Medical Products and Services - on the self-manufactured products that go into the hospital, some of them which require terminal sterilization before they are sealed, packaged and delivered. We have significant capacity in place for that purpose. ALARIS today relies on outsourced capability to do that, so here is an opportunity internally for them to leverage the infrastructure.

               Likewise, we have extrusion capability, again, for the development of our products. There is an opportunity for the more effective utilization of that mutual capacity. We distribute products into the hospital network for those which ALARIS distributes through a network, rather than directly. There is an opportunity, as well, for them to be able to capitalize on that. Again, that's infrastructure utilization.

               Another example, Pyxis, which has a nearly 600-person service organization at the hospital network, which provides comprehensive coverage nationally. Again, this is a service that ALARIS has had to rely on an outside resource until we can combine that. That provides - I guess you could characterize it as both a utilization of existing infrastructure, but can also enhance the top line as well, long term.

               So I think these are just some of the examples of things which are fairly significant opportunities, very real, ones which we have gotten our arms around fairly quickly, in terms of what we think the quality of the opportunity is, that we can move on rapidly.

               I think we talked about the revenue ones. I said the international - they are already in place with a network. We have got products that can be utilized right away. The Martindale Company is in business in the UK making pre-filled syringes which can go into the pumps. These are things that are very concrete; we don't have to invest in infrastructure to get at them. It's really a matter of coordinating management teams that understand the customer opportunities, and to get together on that, which we can start right away.

               So I think the beauty of this acquisition is that it literally cuts across every part of Cardinal Health, which is why we are organizing the reporting relationships the way we are, and are excited about getting on with it.

ANDY SPELLER - A.G. EDWARDS - ANALYST

               If I could just follow up with one quick one, can you guys give us some sense of what you feel is meaningful or not meaningful accretion?

BOB WALTER - CARDINAL HEALTH - FOUNDER, CHAIRMAN, CEO

               I'll handle that. I don't want to qualify that any further than that, but let me make a general comment. This is about the customer, servicing the needs of the customer. One of the most important acquisitions that we made was -- well, I don't know, maybe it's four years ago -- in the blow-fill seal environment. How that came about is we had a customer say to one of our people, "Have you thought about this Company? I really respect them; It would be something that would really be a good fit for you all." What I would tell you, in this instance -- we hang all around the hospital marketplace. We have hospitals that came to us -- because they look at our strategy, and we talked with CEOs and COOs, at the top level. We have had hospitals say to us, "Hey, you know, this is a great company, ALARIS. Have you thought about how you might affiliate with them?" And they don't think, necessarily, about acquisitions. But we take note of all that, so we have an environment out there where our customer is saying to us, this is a great fit. They are not saying, "Go acquire them. They are saying, "This is a great fit. You ought to figure out how to do something with them." Well, we are doing something with ALARIS. And so, the environment will really be good for us with our customer.

               I think we have time for one more question.

OPERATOR

               James Lane, GUS.

JAMES LANE - ARGUS PARTNERS - ANALYST

               It's with Argus Partners, actually. I was just wondering if you could touch a little bit on why the transaction was structured with no stock involved. Given the fact that the Company is levering up to do this, albeit at manageable levels, does this preclude further acquisition activity by Cardinal in, say, the next 12 months?

BOB WALTER - CARDINAL HEALTH - FOUNDER, CHAIRMAN, CEO

               Okay. Why it was done with cash is because, first of all, we believe we are underleveraged as a Company. We have substantial and predictable cash flow. Our returns on capital in virtually every one of our businesses are rising, and the demand for capital support, our growth in Cardinal, is going down. So we have rising returns, lower demand for capital, we're throwing off excess cash. Our inclination is not to issue more equity. That's Cardinal's viewpoint.

               The viewpoint of the seller is that was the preference of the seller; so we had something that we didn't have to argue over, which was the form of the transaction. Obviously, there was plenty of other negotiations that went on. I said that our cash flow is substantially ahead of where we thought it would be, although directionally, certainly, what we thought was going to happen -- cash flow in this next year will be substantial. And I said we're likely to fund about half of this just from cash on the balance sheet at June 30th, and the balance can be paid back in the first year.

               So I don't feel constrained to do something, but obviously we will be prudent, like we were in this transaction, in how we structure things. But I don't feel like Cardinal can't look at other opportunities. But we certainly value -- and will be prudent about protecting the market's perception of the value of our debt.

               So I guess, let me wrap this up at this point. You can tell that Cardinal feels very good about this transaction, in terms of fit, and both in terms of what it can do for us in the short term and long terms, what we can do for the transaction. Dave has expressed how he and his management team feel about it. I would say we are very much, and I think you have always expected us to be always thinking, on the offense. And we are a growth Company; this is something that makes us stronger in our most important market, and is a transaction that I and our management teams and are Board are fully enthusiastic about.

               So at this point, we will wrap up the call. We appreciate your participation.

OPERATOR

               Ladies and gentlemen, this does conclude today's Cardinal Health conference call. You may now disconnect.



--------------------------

Except for historical information, all other information in this transcript consists of forward-looking statements. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected, anticipated or implied. The most significant of these uncertainties are described in Cardinal Health's Form 10-K, Form 8-K and Form 10-Q reports (including all amendments to those reports) and exhibits to those reports, and include (but are not limited to) the costs, difficulties, and uncertainties related to the integration of acquired businesses, the loss of one or more key customer or supplier relationships or changes to the terms of those relationships, changes in the distribution patterns or reimbursement rates for health-care products and/or services, the costs and other effects of governmental regulation and legal and administrative proceedings, and general economic and market conditions. Cardinal Health undertakes no obligation to update or revise any forward-looking statement.

This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities of ALARIS Medical Systems. At the time the expected offer is commenced, Cardinal Health will file a tender offer statement with the U.S. Securities and Exchange Commission and ALARIS will file a solicitation/recommendation statement with respect to the offer. Investors and ALARIS stockholders are strongly advised to read the tender offer statement

(including the offer to purchase, letter of transmittal and related tender documents) and the related solicitation/recommendation statement because they will contain important information. The offer to purchase, the related letter of transmittal and certain other offer documents, as well as the solicitation/recommendation statement, will be made available to all stockholders of ALARIS at no expense to them. These documents will also be available at no charge at the SEC's website at www.sec.gov.